

June 2, 2011

Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **File No. 1-15024**

Dear Mr. Symonds:

We have reviewed your April 22, 2011 response to our April 8, 2011 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 4.B Business Overview
Pharmaceuticals
Compounds in Development, page 38

1. Please refer to prior comment one. We acknowledge your assertions and proposed new disclosures. Considering that almost 80% of your research and development expenses for each of the last three years were incurred by the Pharmaceuticals Division, please provide to us a further breakdown of research and development expenditures for that Division for 2010 and 2009, consistent with your management of these activities; e.g. a breakdown using information provided to the IMB by therapeutic class, development phase or other basis consistent with your management of these clinical development activities. If you do not track research and development costs in any manner other than in the aggregate at the division level, please provide to us proposed disclosure describing these circumstances to be included in future periodic reports. To the extent that you track research and development costs by project groupings, please

provide to us cost information and a description of each of these groupings. Also, consistent with the discussion on page 5 of your response, please provide to us a breakdown of your research and development costs that includes direct research and development project expenditures, personnel-related costs and other costs, such as infrastructure, travel and information technology.

2. Please refer to prior comment one. Please address the following for the projects listed in the Selected Development Projects table on pages 38 to 42:

   • Provide us proposed disclosure to be included in future periodic reports of a summary of changes in 2010 to this table, including projects added, projects terminated and projects transitioned to the commercialization phase. For projects terminated in 2010, disclose the reason therefore (e.g. it was determined during the period that the clinical results did not meet the necessary standards for regulatory approval).

   • Provide us proposed disclosure to be included in future periodic reports that indicates the year that each project entered the "current phase."

   • As previously requested provide us information regarding the remaining term of patents for each project. If you do not know or cannot estimate the remaining patent life for a particular patent(s) associated with a project(s), please tell us the specific facts and circumstances governing this limitation.

   Where we have requested proposed disclosure, please feel free to propose any additional disclosure that you believe is necessary to describe limitations necessary to provide further context.

Item 5. Operating and Financial Review and Prospects
Impairment of long-lived intangible and intangible assets, page 129

3. Please refer to prior comment two. You use either the excess earnings or the relief from royalty method to determine fair value for acquired assets and liabilities. For each asset you valued using the relief of royalty method, please tell us:

   • The carrying value you assigned to it;
   • Its nature, intended use and, if not complete, its stage of development and the nature of the efforts and steps necessary to complete it; and
   • Why you believe the relief of royalty method versus another method is the most appropriate.

Notes to the Novartis Group Consolidated Financial Statements
Note 2: Significant transactions, business combinations and divestments
Acquisitions in 2010; Corporate—Alcon, Inc., page F-21

4. Please refer to prior comment six. You assert that market speculation increased Alcon's stock price prior to August 25, 2010, effectively adding a premium that should be excluded in determining fair value for the previously-held 25% ownership interest in Alcon. Please provide us with your analysis supporting the existence of this speculative "potential premium" in Alcon's quoted market price, as discussed in the last paragraph on page 19 of your response. In your response, please explain whether you performed a valuation of Alcon, supporting your $38.7 billion fair value for the 77% stake controlled, how that value incorporated the control premium you paid and how your allocation of that value to the initial and second stakes did not effectively result in a valuation of your previously-held first stake at your 2008 purchase price.

5. As described on page 18 of your response, you attributed a $10.4 billion value to your previously-held ownership interest in Alcon, which reflected a price of $140.68 per share. However, you state on page 19 that the resulting per share fair value assigned to the initial tranche was $139 per share, which you assert was a reasonable estimate for a non-controlling minority interest absent any speculation that control would be transferred. Please explain why these amounts differ.

6. Please provide us an analysis showing how the $181 price per share reflected Alcon's market price per share at the exercise date, the 20.5% control premium and an adjustment for the $181 per share cap.

7. We acknowledge your reference to paragraph BC335 of IFRS 3, where the IASB decided not to include in the revised IFRS 3 guidance on using valuation techniques to measure the acquisition-date fair value of the acquirer's interest in the acquiree. However, paragraphs 27A and 27B of IFRS 7 require disclosure using a fair value hierarchy, under which the highest level is quoted prices in active markets for identical assets or liabilities. As Alcon was trading on the New York Stock Exchange, its market price appears to have represented the highest level under this fair value hierarchy, and therefore the most reliable measure of fair value. Please explain how you considered this guidance in valuing your previously-held 25% ownership interest in Alcon.

8. Please explain to us how you considered the guidance in paragraph B44 of IFRS 3, which provides guidance for measuring non-controlling interests at fair value, when elected. Although you did not elect to measure the remaining non-controlling interest at fair value, this guidance indicates that an acquirer should use other valuation techniques when active market prices are not available. Explain to us how you considered this guidance in valuing your previously-held

interest in Alcon. Tell us why it would be appropriate to value non-controlling interests, but not the previously-held equity interest, using a quoted market price.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant